Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Riot Platforms, Inc. on Form S-3 of our report dated March 2, 2023, with respect to our audits of the consolidated financial statements of Riot Platforms, Inc. and Subsidiaries as of December 31, 2022 and for each of the two years in the period ended December 31, 2022 appearing in the Current Report on Form 8-K of Riot Platforms, Inc. dated August 9, 2024. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

We were dismissed as auditors on May 18, 2023 and, accordingly we have not performed any audit or review procedures with respect to any financial statements for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP

Costa Mesa, California

August 9, 2024